January 23, 2024

Via Edgar Transmission

Ms. Rebekah Reed/ Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Star Fashion Culture Holdings Limited Draft Registration Statement on Form F-1 Submitted December 15, 2023 CIK No. 0002003061

Dear Ms. Reed/Mr. King:

As counsel for Star Fashion Culture Holdings Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated January 11, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Draft Registration Statement on Form F-1 submitted December 15, 2023

Cover Page

1.	We note your disclosure of your dual-class stock structure with disparate voting rights and concentration of ownership of the Class B Ordinary Shares, resulting in controlled company status. Please revise the cover page to disclose the nature of the disparate voting rights, quantify the voting power that the Class B Ordinary Shares will retain after the offering, identify your controlling shareholder[s], and discuss their ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions. Please also revise to discuss the exemptions from corporate governance listing standards afforded by controlled company status. Provide comparable disclosure in the prospectus summary and risk factors sections.

Response: We respectfully advise the Staff that the Company has updated the cover page, prospectus summary on page 6 and risk factors sections on page 26 to reflect the above.

2.	You state that your daily business operations or ability to accept foreign investments and list on a U.S. exchange “may be influenced” by modifications to recent PRC regulatory actions regarding use of a VIE structure, cybersecurity reviews, and anti-monopoly enforcement. Please expand your disclosure to explain how you could be influenced by these regulations, providing specific examples as appropriate. Additionally, please revise the tenth paragraph on the cover page to make clear early in the paragraph that this offering and listing is subject to approval by the China Securities Regulatory Commission (CSRC) pursuant to the Trial Measures.

Response: We respectfully advise the Staff that the Company has updated the cover page and Risk Factors section on pages 29 and 35 to reflect the above, while taking into account feedback provided by the CSRC to the Company with regards to the language used in relevant PRC related disclosures.

3.	We note your statement that none of your subsidiaries have ever issued dividends or distributions to the holding company or their overseas shareholders. Please expand this disclosure so that it speaks to any transfers, dividends, or distributions made to date between the holding company, its subsidiaries, and investors, including transfers from the holding company to subsidiaries, and quantify amounts where applicable. Additionally, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or Hong Kong or in a PRC or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide a cross-reference to this risk factor discussion.

Response: We respectfully advise the Staff that we have revised the cover page and page 9 to disclose the above.

4.	To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, and investors, summarize the policies on the cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We respectfully advise the Staff that we have revised the cover page and page 9 to disclose the above.

Prospectus Summary, page 1

5.	Please provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors, and further describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response:  We respectfully advise the Staff that we have revised the cover page and page 9 to disclose the above.

Summary Risk Factors

Risks Related to Doing Business in China, page 3

6.	Please expand your summary of risk factors to disclose each of the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. In this regard, we note your cross-references to “Risk Factors — Risks Related to Doing Business in China.” Please revise to cross-reference relevant individual risk factors. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: We respectfully advise the Staff that we have amended the summary of risk factors to include each of the risks of our corporate structure and being based in, or having the majority of the Company’s operations in China poses to investors. We have also revised each cross-reference to reference individual risk factors. We note that we have revised the disclosure in various risk factors in relation to the Company’s operations in China to reflect the above, while taking into account feedback provided by the CSRC to the Company with regards to the language used in relevant PRC related disclosures.

Permission Required from PRC Authorities, page 7

7.	You state on page 5 that “[y]our PRC subsidiaries have received all necessary permissions required to obtain from PRC authorities to operate current businesses in China, including Business License.” Please revise to name each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. Additionally, you indicate that you have been “advised” by your PRC counsel regarding the conclusion that you are not subject to cybersecurity review with the Cyberspace Administration of China (CAC) to conduct business operations in China. Please clarify whether you have relied upon an opinion of counsel with respect to this conclusion, as well as your conclusion that you have received all necessary permissions from PRC authorities to operate your business. If you have not relied upon an opinion of counsel, state as much and explain why such an opinion was not obtained. If you have relied upon an opinion of counsel, please name counsel and file their consent as an exhibit to the registration statement.

Response: We respectfully advise the Staff the Company has updated the disclosure on page 13 to reflect the above.

8.	We note your disclosure that this offering will be subject to approval pursuant to the Trial Measures promulgated by the CSRC. Please confirm whether this is the only permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to offer the securities being registered to foreign investors. Additionally, please expand your disclosure regarding the Trial Measures and CSRC approval to discuss in further detail the filing deadline and your other responsibilities under the Trial Measures, the current status of your compliance with this process, risks to investors if there is a chance that the company lists on a foreign exchange before receiving CSRC approval, and whether the offering is contingent upon receipt of approval from the CSRC. Make conforming revisions in your risk factor disclosure. Lastly, we note that you have relied upon an opinion of PRC counsel with respect to your conclusion that this offering requires CSRC approval. Please file a consent of counsel as an exhibit to the registration statement.

Response: We respectfully advise the Staff that we have revised the disclosure on page 15 to discuss the above. We have included the consent of Jingtian Gongcheng as exhibit 23.3 to be filed by amendment.

Our Corporate Structure and History, page 8

9.	We note your corporate structure chart on page 8. Please revise this diagram so that it clearly identifies the entity in which investors are purchasing their interest and the entity or entities in which the company’s operations are conducted. Relocate this section so that the diagram and accompanying discussion are provided towards the beginning of the prospectus summary.

Response: We respectfully advise the Staff that the Company has updated the diagram and relocated the section to above “Summary Risk Factors” on page 2.

Risk Factors, page 15

10.	Please include a risk factor regarding the financial position of the company that acknowledges your working capital deficit, as well as the substantial doubt regarding your ability to continue as a going concern discussed at page F-7.

Response: We respectfully advise the Staff that we have included the risk factor disclosure on going concern on page 25.

11.	Please add a new risk factor disclosing, if true, your dependence on key suppliers and the associated risks. In this regard, we note your disclosure on page 47 that your top five suppliers accounted for approximately 79.9% and 74.6% of your cost of revenue during the fiscal years ended June 30, 2022 and 2023, respectively.

Response: We respectfully advise the Staff that we have included the risk factor disclosure on dependence on key suppliers on page 23.

“We are dependent upon key executives and highly qualified managers...”, page 18

12.	Please revise this risk factor to identify the key members of management upon which you depend and disclose that you intend to enter into employment agreements with executive officers

Response: We respectfully advise the Staff that we have revised our disclosure to include the above on page 23.

Risks Related to Doing Business in China, page 24

13.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response: We respectfully advise the Staff that we have revised the disclosures on pages 30 and 31 to discuss the above, while taking into account feedback provided by the CSRC to the Company with regards to the language used in relevant PRC related disclosures.

Industry Overview, page 57

14.	We note your statement that all information and data in this section is derived from an industry report commissioned by you and prepared by Frost & Sullivan. Please file as an exhibit to the registration statement the written consent of Frost & Sullivan required by Rule 436 under the Securities Act.

Response: We respectfully advise the Staff that we have included Frost & Sullivan’s consent as exhibit 23.4 to be filed by amendment.

Our Corporate Structure and History, page 60

15.	Please supplement this section with a more detailed discussion of the history of your operating subsidiary Star Fashion (Xiamen) and how it came to be indirectly majority owned by Star Fashion Culture Holdings Limited. In this regard, we note that five shareholders received an aggregate 0.01% direct interest in Star Fashion (Xiamen) in October 2023 as consideration for a “capital injection.” Please describe the nature of this 0.01% direct interest and its economic, voting, or other rights, and clarify the background of the relationship between these five shareholders and your operating subsidiary. Make conforming revisions in the prospectus summary and business sections as appropriate (e.g., to clarify when Star Fashion (Xiamen) began operations).

Response: We respectfully advise the Staff that we have revised the disclosure on page 65 and page 2 to reflect the above.

Business, page 62

16.	Where you discuss your “event planning and execution” business activities, including in this section and in the prospectus summary and MD&A, please clarify the specific role(s) that you serve with respect to these events. We note that the use of “planning” and “execution,” as well as disclosure in certain areas of the prospectus, suggest that you actively partake in organizing and hosting in-person events and/or marketing for customers at such events. For example, you state on page 51 that you “successfully held two large marathons,” and on page 64, you state that you have “extensive event planning capabilities.” However, disclosure in other places, including the Kunming Marathon case study on page 65, suggests that your role is limited to licensing IP rights from event organizers, then sub-licensing such rights to your customers. Please further elaborate on your capacities within this category of business activities and indicate approximately how often your role has been limited to licensing and sub-licensing IP rights. Please also clarify the extent to which you rely on third-parties to provide your core services.

Response: We respectfully advise the Staff that we have revised our disclosure throughout the Registration Statement to clarify that the Company engages in marketing campaign planning, instead of event planning, which was originally intended to convey that the Company engages in marketing planning for events.

Regulations

Laws and regulations related to cyber security and data protection, page 74

17.	We note your disclosure on page 7 that you and your PRC subsidiaries “do not operate any online platforms, nor do [you] collect personal information through any online platforms in [y]our business operations.” However, this section of “laws, regulations, and rules relevant to [y]our business and operations in the PRC” describes laws related to data processing and collection and the protection of personal information. Please explain the material effects that these regulations have on your business.

Response: We respectfully advise the Staff we have revised the disclosure on page 80 to reflect the above.

Management, page 79

18.	Please revise the biographical information provided for Zhang Pingting to provide a clear understanding and timeline of her business experience and background. In this regard, we note that your disclosure suggests that she served in multiple chief financial officer positions concurrently between July 2015 and June 2023. If accurate, clearly indicate as much. Please also rationalize the statement, “From 2019 to 2022, she worked as an accountant at Jinjiang Guoyi Trading Co. from 2010 to 2015.”

Response: We respectfully advise the Staff that we have revised the disclosure on page 79.

Related Party Transactions, page 87

19.	Please revise to provide the information required by Item 7.B of Form 20-F regarding the “capital injection from Mr. Zhan Jie and Mrs. Zhang Pingting” referenced in this section. In this regard, we note your disclosure on page F-24 that you “received the registered capital of Star Fashion (Xiamen) before the Reorganization in the amount of RMB30,000,000 from Mr. Zhan Jie and Mrs. Zhang Pingting” in July 2023. Please clarify whether these are describing the same transaction and provide consistent disclosure regarding the nature of the transaction throughout. Additionally, confirm whether any of the reorganization transactions described on page F-7 should be disclosed in this section.

Response: In response to the Staff’s comment, the Company has revised page 93 to clarify that RMB30.0 million received from Mr. Zhan Jie and Mrs. Zhang Pingting in July 2023 was the registered capital of Star Fashion (Xiamen), which was the same transaction with the subsequent event disclosed on page F-24. The Company also respectfully advises the Staff that it confirms that there are no other reorganization transactions that should be disclosed in this section.

Consolidated Financial Statements

3. Summary of significant accounting policies

(s) Recent accounting pronouncements, page F-15

20.	20. You state that an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. On page 10, you state that you have irrevocably elected not to avail yourselves of the extended transition period. Please revise your disclosure herein, or explain the inconsistency.

Response: In response to the Staff’s comment, the Company has revised page 6 to state that the Company takes advantage of the extended transition period as an emerging growing company.

General

21.	We note your disclosure on page 27 that “[y]our current officers reside within China and are PRC nationals.” Please revise to identify these individuals and indicate whether any of your prospective directors named on page 79 are located in China or Hong Kong. If so, identify such individuals as well. Please also expand your risk factor disclosure to address the challenges of enforcing judgments or liabilities against these individuals. Lastly, we note that you appear to have relied upon opinions of Cayman and PRC counsel with respect to the conclusions discussed in the Enforcement of Civil Liabilities section beginning on page 112. Please file the consents of such counsel as exhibits to the registration statement.

Response: We respectfully advise the Staff that we have revised the disclosure on page 27. The consents of Ogier and Jingtian Gongcheng will be filed by amendment.

22.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response: We respectfully advise the Staff that there are no such communications.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com